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10029569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 46917

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **A.L. Waters Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Braintree Hill Office Park, Suite 106
(No. and Street)

Braintree	MA	02184
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janet Waters — 781-380-8888
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donellon, Orcutt, Patch & Stallard, P.C.
(Name – *if individual, state last, first, middle name*)

96 Broadway	Taunton	MA	02780
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

n.a. 3/6

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Peter J. Roache, CPA**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **A.L. Waters Capital, LLC**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL ANN MARKO
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES
OCTOBER 25, 2013

Pete J Roache CPA
Signature

PARTNER
Title

Cheryl Ann Marko
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

A.L. WATERS CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com
467 E. Falmouth Highway, E. Falmouth, MA 02536 Ph: 508.457.6200
Mailing Address: P.O. Box 350, Taunton, MA 02780

A.L. WATERS CAPITAL, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

To the Members of

A.L. Waters Capital, LLC:

We have audited the accompanying Statements of Financial Condition of A.L. Waters Capital, LLC, as of December 31, 2009 and 2008, and the related Statements of Income, changes in Members' Equity, and Cash Flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.L. Waters Capital, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

467 E. Falmouth Highway, E. Falmouth, MA 02536 Ph: 508.457.6200

Mailing Address: P.O. Box 350, Taunton, MA 02780

A.L. Waters Capital, LLC (Continued):

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits A-1 and A-2, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donellon, Orcutt, Patch & Stallard P.C.

Taunton, Massachusetts

February 10, 2010

EXHIBIT A

A.L. WATERS CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$10,360	$12,721
Prepaid expenses	153	773
TOTAL ASSETS	$10,513	$13,494

LIABILITIES AND MEMBER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Accrued expenses	$ 4,500	$ 4,000
MEMBERS' EQUITY (Exhibit C)	6,013	9,494
TOTAL LIABILITIES AND MEMBERS' EQUITY	$10,513	$13,494

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

STATEMENTS OF INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADVISORY INCOME	$ -	$ -
OPERATING EXPENSES		
Professional fees	14,250	15,740
Registration & regulatory fees	5,094	7,097
Telephone	-	900
TOTAL OPERATING EXPENSES	19,344	23,737
OPERATING LOSS	(19,344)	(23,737)
GENERAL AND ADMINISTRATIVE EXPENSES		
Insurance	462	-
NET LOSS	$(19,806)	$(23,737)

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	TOTAL MEMBERS' EQUITY
December 31, 2007	$ 9,151
2008 Net loss	(23,737)
2008 Capital Contributions	24,080
December 31, 2008	9,494
2009 Net loss	(19,806)
2009 Capital Contributions	16,325
December 31, 2009	$ 6,013

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
OPERATING ACTIVITIES:		
Net loss	$(19,806)	$(23,737)
Adjustments to reconcile net loss to net cash applied to operating activities:		
Change in current assets and liabilities		
Decrease in prepaid expenses	620	142
(Decrease) Increase in accrued expenses	500	250
NET CASH APPLIED TO OPERATING ACTIVITIES	(18,686)	(23,345)
FINANCING ACTIVITIES:		
Member contribution (distribution)	16,325	24,080
Increase (Decrease) in due from affiliate	-	(10,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	16,325	14,080
NET DECREASE IN CASH	(2,361)	(9,265)
CASH - BEGINNING	12,721	21,986
CASH - ENDING	$ 10,360	$ 12,721

See Notes to Financial Statements

A.L. WATERS CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 - DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company actively does business in the New England Region.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed under the Internal Revenue Code as a Partnership. In lieu of corporate income taxes, the members of a Partnership are taxed on their proportionate share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $5,860 and $8,721, respectively, which was in excess of its required net capital of $5,000. The Company's net capital ratio was 0.7:2 and 0.4:1 at December 31, 2009 and December 31, 2008, respectively.

NOTE 3 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 17, 2010, the date the financial statements were available to be issued.

NOTE 4 - UNCERTAIN TAX POSITIONS

On January 1, 2009, the Company adopted the provisions of FASB Interpretation No 48 - Accounting for Uncertainties in Income Taxes. The Interpretation clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns.

In evaluating the Company's tax positions and accruals, various factors are considered by management. The Company believes their estimates are appropriate based on current facts and circumstances. Accordingly, there are no unrecognized tax benefits or related accruals of interest and penalties recorded in these financial statements.

The Company's income filings are subject to audit by federal and various state taxing authorities. As of the year ended 2009, the three preceding tax years remain open for routine audit by these tax authorities. In certain circumstances, a tax year may be open beyond the three years based on statute of limitation law.

A.L. WATERS CAPITAL, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL		
Members' equity	$ 6,013	$ 9,494
DEDUCTIONS FOR NON-ALLOWED ASSETS		
Prepaid expenses	(153)	(773)
NET CAPITAL	$ 5,860	$ 8,721
TOTAL AGGREGATE INDEBTEDNESS	$ 4,500	$ 4,000
MINIMUM NET CAPITAL REQUIRED	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 860	$ 3,721
RATIO: Aggregate indebtedness to Net Capital	.77 to 1	0.46 to 1

There were no differences between the unaudited net capital computation and net capital reported above.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(i) and did not maintain possession or control of any customer funds or securities as of December 31, 2009 and December 31, 2008.

DONELLON, ORCUTT, PATCH & STALLARD PC

Certified Public Accountants

To the Members of

A.L. Waters Capital, LLC

In planning and performing our audit of the financial statements of A.L. Waters Capital, LLC, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

96 Broadway, Taunton, MA 02780 Ph: 508.880.3334 Fx: 508.823.4000 www.dopscpa.com

467 E. Falmouth Highway, E. Falmouth, MA 02536 Ph: 508.457.6200

Mailing Address: P.O. Box 350, Taunton, MA 02780

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Donellon, Orcutt, Patch & Stallard P.C.

Taunton, Massachusetts

February 10, 2010